RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)
Exhibit 11.1
(In thousands, except per share amounts)

	Six Months Ended		Three Months Ended
	November 30,		November 30,
	2005	2004	2005	2004
Shares Outstanding
For computation of basic earnings per share of common stock
Weighted average shares	116,626	116,413	116,710	116,659

Total shares for basic earnings per share	116,626	116,413	116,710	116,659

For computation of diluted earnings per share of common stock

Net issuable common share equivalents	2,740	1,272	2,798	1,625

Additional shares issuable assuming conversion of convertible securities	8,034	8,034	8,034	8,034

Total shares for diluted earnings per share	127,400	125,719	127,542	126,318

Net Income
Net income applicable to shares of common stock for basic earnings per share	$68,488	$63,598	$18,527	$9,112

Add: Income effect of contingently issuable shares	1,866	1,578	1,074	800

Net income applicable to shares of common stock for diluted earnings per share	$70,354	$65,176	$19,601	$9,912

Basic Earnings Per Share	$0.59	$0.55	$0.16	$0.08

Diluted Earnings Per Share	$0.55	$0.52	$0.15	$0.08

The accompanying notes to consolidated financial statements are an integral part of these statements.